EXHIBIT 1
SCHEDULE OF TRANSACTIONS
SECURITY	DATE OF TRANSACTION	AMOUNT OF SECURITIES PURCHASED	APPROXIMATE PRICE PER SHARE
AMAG	8/9/2019	355,000	$7.78*
AMAG	8/13/2019	30,000	$8.97**
* Represents the weighted average purchase price of shares purchased in a series of open market transactions on the transaction date at prices ranging from $7.58 to $7.79 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.
** Represents the weighted average purchase price of shares purchased in a series of open market transactions on the transaction date at prices ranging from $8.94 to $9.18 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.